

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2014

Via E-mail
J. Brett Pope
Chief Executive Officer
SWK Holdings Corporation
15770 North Dallas Parkway, Suite 1290
Dallas, Texas 75248

> **Re: SWK Holdings Corporation**
> **Registration Statement on Form S-1**
> **Filed February 13, 2014**
> **File No. 333-193942**

Dear Mr. Pope:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise to update the financial statements through the period ended December 31, 2013 as required Rule 8-08(b) of Regulation S-X.

Cover Page

2. The registration statement contains a number of blanks for information such as the number of shares being offered, the price per share, the subscription ratio and the capitalization table. Please revise to include any missing information in your next amendment.

Questions and Answers Relating to the Rights Offering

Can the board of directors terminate or extend the rights offering, page 7

3. Please explain the Standby Purchaser's obligations in the event that the board terminates the rights offering. Specifically, please explain whether the Standby Purchaser will purchase the unexercised rights. We note that the board chairman is employed by Carlson Capital. Please clarify Mr. Weinberg's involvement in any potential decisions regarding the termination of the rights offering.

What effects will the rights offering have on our outstanding common stock, page 8?

4. Please revise to provide the dilution amount if the offering is fully subscribed. Please make corresponding changes to the discussion of dilution in the Risk Factors. In addition, please revise your disclosure throughout the registration statement to include this information where applicable.

Prospectus Summary

Our Business, page 11

5. Please expand your disclosure regarding the nature of your business. Provide further explanation of the businesses conducted by life science companies and the products that they produce. In addition, please expand your disclosure to explain why you believe that the sub-$50 million transaction size is underserved.

6. We note that you are engaged in the business of providing investment advisory services to institutional clients. Please revise to identify the operating company under which you conduct such services.

Risk Factors

7. We note your disclosure on page 4 that your stockholder rights agreement prohibits ownership by stockholders that exceeds 4.9%, but that this subscription limitation does not apply to the Standby Purchaser and its affiliates. Please add a section in Risk Factors explaining that certain restrictions that apply to stockholders in general do not apply to the Standby Purchaser.

The Standby Purchaser may be able to significantly increase its proportional ownership interest in the Company, page 15

8. We note your disclosure that if the Standby Purchaser acquires a position in excess of 33% of your outstanding common stock, the board will have voting control over the portion of shares in excess of 33%. Please clarify Mr. Weinberg's involvement in any voting control over the excess shares.

Significant Sales …., page 16

9. With regard to the Registration Rights Agreement (Exhibit 10.12), revise to disclose the current number of unrestricted shares and the number that may be freely tradable in the next 12 months. Also, disclose the details of the Registration Rights Agreement.

We are dependent upon our key management personnel for our future success, page 18

10. We note your disclosure on page 42 that the company has three full-time and one part-time employee. Revise this section to more clearly state that the company has very few employees.

If we were deemed an investment company under the Investment Company Act…, page 24

11. We note that you do not intend to register as an investment company. Noting the amount of investments in unconsolidated entities listed on your balance sheet, please describe in detail to the staff how you concluded that you are not an investment company under the Investment Company Act of 1940.

Use of Proceeds, page 26

12. Please provide more information with respect to your disclosure that you intend to use net proceeds to "fund additional financing transactions." In this regard, clarify that you have no plans, arrangements, and/or understandings to make any specific financing or investment transactions at this time or so describe any such transactions.

13. We note your disclosure that you require additional capital to grow your specialty finance business. Please clarify whether you require additional capital beyond the $12.1 million that you expect to raise in this offering. If this offering will leave you undercapitalized for purposes of growing your business, add a discussion in Risk Factors.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Execution of New Strategy, page 45

14. Please revise this section in its entirety to provide additional information regarding your investments. For example, for the PBS Capital Management purchase, provide specific information regarding the revenues produced, the earn-out payments expected and received, and the material terms of the transaction, including any priority or secondary rights in receiving payments. In addition, provide comparable information for each of the transactions disclosed.

15. Where you participate in transactions alongside other investors, please provide more information regarding the relationship with the other investors, including how the transactions were initiated, previous relationships with the other investors and the allocation of revenues.

Executive Officers, page 57

    16. Revise to disclose Messrs. Black and Jacobson's ages.

Executive Compensation and Related Information, page 58

    17. Please file the agreement regarding Mr. Jacobson's employment with the company and Pine Hill as an exhibit to the registration statement, or please tell us why you are not required to do so.

Bonus, page 58

    18. Please include the bonus awards for 2013 in your next amendment.

Principal Stockholders, page 60

    19. Revise the table to include the shares excluded in footnotes (1) and (6) or explain in the note why they are excluded. In addition, revise each footnote, as applicable, to include the vesting price range and exercise price(s).

    20. Please revise the table to show the number of shares that each of the beneficial owners will hold as a result of the rights offering and the percentage of outstanding shares that they will hold.

Certain Relationship and Related Party Transactions, page 61

    21. Please explain how you concluded that the client contracts from PBS Capital Management, and the earn out payments produced, are not required to be disclosed in this section pursuant to Item 404 of Regulation S-K. We note your disclosure on page 45 that your CEO and Managing Director control PBS.

    22. Please explain how you concluded that you were not required to file the credit facility with the Standby Purchaser as an exhibit to the Registration Statement.

Legal Matters, page 69

    23. Please provide the location of the party to pass upon the shares.

Notes to the Unaudited Condensed Consolidated Financial Statements

    24. In the registration statement as currently filed, the financial statements have been placed after the back cover page, and are therefore not included in the prospectus. Please ensure that the financial statements are included before Part II in your amended registration statement.

J. Brett Pope
SWK Holdings Corporation
March 11, 2014
Page 5

Note 3. Marketable Securities, page F-13

> 25. Please revise to disclose the interest rate and the issuer of the Senior Secured
> Notes. Please also tell us how much of the secured note you expect to be collateralized
> by royalty and milestone payments.

Exhibits

> 26. Revise to file the agreements with the subscription and information agents.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Marc Thomas at (202) 551-3452 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael R. Clampitt

Michael R. Clampitt
Senior Staff Attorney

cc.   <u>Via E-mail</u>
        Tammy Knight
        Holland & Knight LLP